September 24, 2012

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	Tech Data Corporation

Commission File No. 0-14625

Dear Ms. Collins:

We are in receipt of the Securities and Exchange Commission (“SEC”) Staff’s (the “Staff”) letter of comment, dated September 11, 2012, (“Comment Letter”) regarding Tech Data Corporation’s (“Tech Data” or the “Company”) Form 10-K for the fiscal year ended January 31, 2012 (“Form 10-K”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us”, and “our” refer to the Company.

Form 10-K for the Fiscal Year Ended January 31, 2012

Item 1A. Risk Factors, page 8

1.	In future filings, please ensure that the subcaptions preceding each risk adequately describe the risk. See Item 503(c) of Regulation S-K, and for guidance, refer to Staff Legal Bulletin No. 7A.

Response to Comment 1.

The Company confirms to the Staff that in future filings the subcaptions preceding each risk will adequately describe the risk in accordance with Item 503(c) of Regulation S-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for Income Taxes, page 24

2.	We note that your effective tax rate is impacted by the relative mix of earnings and losses within the taxing jurisdictions in which you operate. Tell us your consideration to provide disclosures that explain, in greater detail, the relationship between the foreign and domestic effective tax rates. To the extent that one or two countries have had a more significant impact on your effective tax rate, tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response to Comment 2.

The Company agrees that a discussion of the effect of foreign and domestic tax rates on its effective tax rate is important information to assist readers in understanding the Company’s results of operations. In the Management’s Discussion and Analysis section of the Form 10-K (“MD&A”), the Company has discussed the impact on its effective tax rate of earnings in the multiple jurisdictions in which it conducts operations and believes that it has provided appropriate disclosure regarding this impact. This disclosure explains that the effective tax rate differs from the U.S. federal statutory rate of 35% due to the relative mix of earnings and losses within the tax jurisdictions in which the Company operates. The disclosure also cautions that the Company’s overall effective tax rate will continue to be dependent upon the geographic distribution of our earnings and losses and may fluctuate if the Company’s earnings are lower than anticipated in countries with lower tax rates and/or higher than anticipated in countries with higher tax rates.

We note that as stated in Item 303(a)(3)(i) of Regulation S-K, a company should “describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected and describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.” We respectfully submit to the Staff that the Company has disclosed all unusual and infrequent events or transactions through our disclosure of the impact of the reversal of valuation allowances primarily related to specific jurisdictions in Europe and the write-off of deferred and other income tax assets related to the closure of our Brazil operations.

We also note that as stated in Section III.B of SEC Release No. 33-8350, “disclosure should emphasize material information that is required or promotes understanding . . . and provide investors and other users with material information that is necessary to an understanding of the company’s financial condition and operating performance.” In addition, the guidance states that the disclosures should focus on (a) key indicators of financial condition and operating performance, (b) materiality, (c) material trends and uncertainties, and (d) analysis. We believe that we have met these criteria because our disclosures indicate the risk that our tax rate could fluctuate depending on the geographic distribution of our earnings or losses.

In Note 8 – Income Taxes, to the Consolidated Financial Statements included in the Company’s Form 10-K (“Note 8”), we have provided the total amount of both foreign and domestic pre-tax earnings as well as a breakout of total federal and foreign income tax expense. Furthermore, as part of our reconciliation of income tax computed at the U.S. federal statutory tax rate, we have provided the impact of tax on foreign earnings different than the U.S. rate. Based on this information, financial statement readers can determine that our foreign effective tax rate was lower than our domestic tax rate for the period presented. We also advise the Staff that the Company’s foreign taxes are not concentrated in one jurisdiction and most of the foreign jurisdictions in which the Company operates have statutory tax rates lower than the Company’s domestic statutory tax rate.

In future filings, the Company will include a cross reference in the MD&A to the reconciliation of income tax contained in the income tax footnote to the Company’s consolidated financials statements.

Liquidity and Capital Resources, page 25

3.	We note you have $207.3 million of undistributed earnings of your foreign subsidiaries that you consider to be reinvested indefinitely and for which no taxes have been provided. We further note your disclosures on page 27 where you state that a significant portion of your cash and cash equivalents balance generally resides in your operations outside of the United States. Tell us the amount of cash and cash equivalents and short-term investments that were held outside the United States at year-end. Also, tell us your consideration to disclose such amounts and the amounts, if any that are subject to restriction from and/or additional taxes upon repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response to Comment 3.

In response to the Staff’s request, the Company had $505.2 million of total cash and cash equivalents as of January 31, 2012 of which $365.2 million was held in our foreign subsidiaries.

The Company proposes to include the amount of cash held by our foreign subsidiaries in future filings. We propose to include the following disclosures in the liquidity and capital resource discussions included in the MD&A:

“At January 31, 2012, we had approximately $505.2 million in cash and cash equivalents, of which $365.2 million was held in our foreign subsidiaries. The Company currently has sufficient resources, cash flows and liquidity within the United States to fund current and expected future working capital requirements. Historically, the Company has utilized and reinvested cash earned outside the United State to fund foreign operations and expansion and plans to continue reinvesting such earnings and future earnings indefinitely outside of the United States. If the Company’s plans for the use of cash earned outside of the United States change in the future, cash and cash equivalents held by our foreign subsidiaries could not be repatriated to the United States without potential income tax consequences.”

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Shareholders’ Equity, page 37

4.	We note that you adopted the guidance in ASU 2011-05 (as amended by ASU 2011-12) for Presentation of Comprehensive Income as of January 31, 2012. Consistent with the guidance provided in ASC 220-10-45-14, in future filings please revise the line item in your consolidated statement of shareholders’ equity entitled “currency translation adjustment” to “total other comprehensive income” for each period in your statement of shareholders’ deficit.

Response to Comment 4.

Accounting Standards Codification (“ASC”) 220-10-45-14 states “the total of other comprehensive income for a period shall be transferred to a component of equity that is displayed separately from retained earnings and additional paid-in capital in a statement of financial position at the end of an accounting period. A descriptive title such as accumulated other comprehensive income shall be used for that component of equity…”.

The Company’s only component of other comprehensive income is foreign currency translation adjustments and we respectfully submit that this line item description was appropriately used for each period presented in our Statement of Shareholders’ Equity. However, the Company confirms to the Staff that in future filings the Company will modify the line item description as requested.

Notes to Consolidated Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

Cash and Cash Equivalents, page 39

5.	Please explain further the right of setoff agreements, which covers certain of your book overdrafts and tell us how they support your classification of book overdrafts as a decrease to cash and cash equivalents versus classifying such overdrafts as accounts payable. Please provide the specific accounting guidance considered. In addition, please provide your analysis which supports management’s conclusions that the adjustments were immaterial to the consolidated financial statements for the prior periods.

Response to Comment 5.

The Company has right of setoff arrangements applicable to the majority of its bank accounts with financial institutions in both Europe and the Americas. These arrangements are legally binding and permit a financial institution to fund all or a portion of bank overdrafts from one bank account with available funds from another bank account at the same financial institution.

During the Company’s re-examination of its bank account terms, the resulting accounting treatment for these arrangements and their impact on book overdrafts at the end of fiscal 2012, the Company considered the requirements of ASC 210- Balance Sheet, Subtopic 210-20 Offsetting, which states that unless a right of offset arrangement exists with the financial institution, book overdrafts should be classified as a current liability and, if material, should be separately presented on the Company’s balance sheet. As part of this re-examination, the Company reviewed its accounting for book overdrafts within its bank accounts in both Europe and the Americas. The scope of this re-examination considered our treatment of these bank accounts at January 31, 2012, as well as at January 31, 2011, 2010 and 2009, in order to ensure consistency of reporting within the Form 10-K. In connection with this review, we determined right of setoff arrangements existed with respect to book overdrafts of approximately $117.8 million at January 31, 2012. In our re-examination of our accounting for book overdrafts in prior years, we also determined that, while Tech Data did maintain a certain element of control over the final disbursement of such funds, the right of setoff arrangements held by the applicable banks were enforceable by law and, therefore, that certain book overdrafts at January 31, 2011, 2010 and 2009 should be classified as reductions of cash and accounts payable during the respective years. As a result, the Company reduced cash and accounts payable at January 31, 2011, 2010 and 2009 by $76.2 million, $133.7 million and $125.2 million, respectively, reflecting the change in the Company’s Consolidated Balance Sheet and Consolidated Statement of Cash Flows and within appropriate footnote disclosures in the Form 10-K.

To determine materiality, the Company analyzed the impact of the respective adjustments both quantitatively and qualitatively as follows:

	Year over Year Effect
	FY 12	FY 11	FY 10	FY 09

Adjustment to Decrease (Increase) Cash		76,209	133,666	125,201

Cash Flow from Operations
Pre-adjustment	427,202	103,843	543,930
Post-adjustment	503,411	161,300	535,465
Effect on current year balance	76,209	57,457	(8,465)
% change in Cash Flow from Operating Activities	17.8%	55.3%	-1.6%

Cash Balance
Pre-adjustment	505,178	839,934	1,116,579
Post-adjustment	505,178	763,725	982,913
% change in Cash Balance	0.0%	9.1%	12.0%

Current Assets
Pre-adjustment	5,381,902	6,123,146	5,571,604
Post-adjustment	5,381,902	6,046,937	5,437,938
% change in Current Assets	0.0%	1.3%	2.5%

Total Assets
Pre-adjustment	5,785,418	6,488,292	5,830,119
Post-adjustment	5,785,418	6,412,083	5,696,453
% change in Total Assets	0.0%	1.2%	2.3%

Total Accounts Payable
Pre-adjustment	3,042,809	3,223,962	2,799,948
Post-adjustment	3,042,809	3,147,753	2,666,282
% change in Accounts Payable	0.0%	2.4%	4.8%

Total Liabilities
Pre-adjustment	3,783,270	4,349,865	3,735,586
Post-adjustment	3,783,270	4,273,656	3,601,920
% change in Total Liabilities	0.0%	1.8%	3.6%

Valuation metrics

Earnings Before Income Taxes, Depreciation and Amoritzation (“EBITDA”)
Pre-reclass	385,190	381,270	305,452
Post-reclass	385,190	381,270	305,452
% change in EBITDA	0.0%	0.0%	0.0%

Earnings Per Share (“EPS”)
Pre-reclass	4.72	4.36	3.54
Post-reclass	4.72	4.36	3.54
% change in Earnings Per Share	0.0%	0.0%	0.0%

Using the analysis above, the Company considered SAB Topic 1.M, Assessing Materiality in determining the materiality of the adjustments and considering whether to formally amend its previous filings. As the adjustments described above were reflected in the Form 10-K, the only remaining decision for the Company was whether the adjustments were material to require our previous filings to be amended. In accordance with SAB Topic 1.M “an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Using the guidance of SAB Topic 1.M as the basis, we concluded that the adjustments were immaterial, both quantitatively and qualitatively, for the following reasons:

•

Previously reported cash flows from operating activities increased by $57.5 million and decreased by $8.5 million for the fiscal years ended January 31, 2011 and 2010, respectively. These adjustments had no material impact on previously reported trends.

•	Cash balances at both January 31, 2012 and 2011 were affected by less than 10% as a result of the adjustments.

•

For all periods included in the quantitative analysis, the Company had significant amounts of cash. For example, the Company had $505 million of cash at January 31, 2012 after purchasing $300 million of treasury stock and repaying the Company’s $350 million convertible senior debentures during the fiscal year. The Company does not have any liquidity concerns and therefore, in the Company’s opinion, a reduction of cash in the amounts quantified above would not materially affect an investor’s view of the Company’s liquidity position.

•

Cash flows from operating activities vary by period due to the working capital nature of the business. As disclosed in our MD&A, during periods of sales growth, more working capital is needed to fund the growth, resulting in decreases in cash from operations. The opposite effect is true during periods of slower growth or sales declines. For example, during the economic downturn in fiscal 2010 our net sales declined resulting in a decrease in our working capital requirements, which was a contributing factor in our ability to generate $545 million of cash provided by operations. In comparison, during the economic recovery of fiscal 2011, the Company had additional working capital requirements due to stronger net sales performance, which contributed to the decline in cash flows from operating activities of $545 million in fiscal 2010 to $110 million in fiscal 2011. For the year ended January 31, 2012, cash flows from operating activities increased to $398 million. It is not unusual for Tech Data to experience varying cash flows from operations. Management believes the magnitude of changes in cash flows from operating activities as a result of the adjustments described above would not be material to an investor.

•

The adjustments did not change the trend of cash flows from operating activities in any period (i.e. they did not change a period of positive cash flows provided by operating activities to cash flows used in operations or vice versa).

•

The adjustments generally improve the Company’s cash flows from operations in all periods except the January 31, 2010 annual period, for which there is an immaterial $8 million reduction in cash flows from operating activities.

•	The adjustments do not significantly impact the Company’s reporting segments.

•

All other previously reported financial amounts, including current assets, total assets, accounts payable, current liabilities and total liabilities are affected by less than 5% as a result of the adjustments in question and such impacts are clearly immaterial.

•

The adjustments had no impact on previous income reported, our ability to meet analyst expectations or the primary valuation techniques used by analysts/potential investors, namely multiples of EPS, EBITDA or EBIT.

•	The adjustments did not affect compliance with the Company’s debt covenants for any period. The adjustments do not involve related parties or sensitive matters.

•	The adjustments did not mask any negative earnings or other previously reported trends.

Given the above analysis and materiality assessment, we determined that no amendment to our previous filings was required. The Company has, however, clearly reflected the adjustments within all periods presented in our Consolidated Financial Statements and related disclosures included in the Form 10-K.

Note 6. Loss on Disposal of Subsidiary

6.	We note that during fiscal 2012, you closed your in-country commercial operations in Brazil and Columbia. Please provide us with your analysis as to why these operations did not qualify for classification as discontinued operations pursuant to ASC 205-20-45.

Response to Comment 6.

As referenced above and described in Note 6 to the Consolidated Financial Statements included in the Form 10-K, in the fourth quarter of fiscal 2012, as part of the Company’s ongoing initiatives to optimize profitability and return on invested capital in Latin America, the decision was made to close the Company’s in-country commercial operations in Brazil and Colombia by the end of fiscal 2012.

In accordance with ASC 205-20-45, Discontinued Operations, the Company considered the following criteria in the determination as to whether the closure of the Brazilian and Colombian in-country commercial operations met the criteria for a discontinued operation. Per ASC 205-20-45-1, in order to qualify as a discontinued operation, the disposal group must meet all of the following criteria:

1.	the disposal group must qualify as a component of an entity

2.	the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the entity in the disposal transaction and

3.	the entity will not have any significant continuing involvement in the operations of the component after the disposal date.

ASC 205-20 defines the component of an entity as “comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary or an asset group”. The operations of both Brazil and Colombia are conducted within separate legal entities with distinct operations, operating results and management teams. Therefore, the Company concluded both Brazil and Colombia qualify as components of the Company.

In accordance with ASC-20-55, the Company performed the following evaluation to determine whether conditions 2 and 3 above were met. Per ASC 20-55-3, the steps are presented in the form of questions as follows:

A.	Are continuing cash flows expected to be generated by the ongoing entity?

B.	Do the continuing cash flows result from a migration or continuation of activities?

C.	Are the continuing cash flows significant?

D.	Does the ongoing entity have significant continuing involvement in the operations of the disposed component?

In considering these questions, the most significant facts are that (1) continuing cash flows, revenues and expenses to be generated by the Company through the ongoing sale of products directly to our customers serving both Brazil and Colombia from our Miami, Florida export-based location are expected to be “significant”, (2) we continue to engage with our customers and vendors to expand our cash flows and revenues derived from sales into Brazil and Colombia from our Miami, Florida export-based location; and (3) the Company will have significant “continuing involvement” in Brazil and Colombia as a result of both selling products directly to customers serving these locations from our Miami, Florida export based location and our significant continuing involvement to recover tax assets in both Brazil and Colombia and in managing the tax contingencies in Brazil.

Based on the foregoing, the Company concluded that conditions 2 and 3 above were not met and therefore these operations do not qualify for classification as discontinued operations. The operations for both Brazil and Colombia will therefore continue to be included as a component of operating income in the Company’s Consolidated Statement of Income.

Note 8. Income Taxes, page 50

7.	We note that your valuation allowance at both January 31, 2012 and 2011 relates primarily to foreign net loss carryforwards, the majority of which have indefinite carryforward periods. Considering you have generated pre-tax net income from your foreign operations for each of the last five fiscal years, tell us and disclose in future filings how you determined that it is more likely than not that these deferred tax assets will not be realized. In this regard, describe, in reasonable detail, the nature of the positive and negative evidence that you considered to assess the likelihood of realizing the deferred tax assets. Indicate how the positive and negative evidence was weighted. See ASC 740-10-30-17 through 22 for guidance.

Response to Comment 7.

The Company operates within multiple foreign tax jurisdictions and assesses the need for a valuation allowance on a jurisdiction by jurisdiction basis. Although the Company has generated positive pre-tax income from its foreign jurisdictions combined over the last five years, the Company has not generated positive pre-tax income over the last five years in each of the specific foreign jurisdictions in which valuation allowances have been recorded.

The Company discusses its critical accounting policies and estimates in the MD&A` in the Form 10-K and addresses those accounting policies that affect the more significant judgments and estimates used in the preparation of the Company’s Consolidated Financial Statements. Among those is the Company’s policy for valuation allowances on deferred tax assets. The Company separately assesses on a quarterly basis the need for a valuation allowance in each of the tax jurisdictions in which it operates. This assessment considers all positive and negative evidence available within each of those jurisdictions including the scheduled reversal of temporary differences, future taxable income exclusive of reversing temporary differences, taxable income in prior carryback years if a carryback is permitted under the tax law, and prudent and feasible tax planning strategies. The Company considers all future sources of taxable income in the order of least subjective to the most subjective.

In consideration of the authoritative guidance in ASC 740-10-30-17 through paragraph 22, the Company believes that recent cumulative losses constitute significant negative evidence. The Company applies the most significant weight to cumulative losses due to its lack of subjectivity. Prudent and feasible tax planning strategies are typically considered next in order of significance. However, by its very nature, future taxable income, exclusive of reversing temporary differences, requires estimates and significant judgments about future events that may be predictable, but are far more subjective than past events that can be objectively verified. As a result, future taxable income exclusive of reversing temporary differences receives less weight than the prior items discussed. Therefore, in order not to record a valuation allowance in a tax jurisdiction with recent cumulative losses, positive evidence of equal or greater significance is needed to overcome that significant negative evidence. The Company also believes that despite having net loss carryforwards that will not expire in certain tax jurisdictions, the future realization of those assets ultimately depends on sufficient taxable income in those jurisdictions. Accordingly, a valuation allowance is still necessary if, based on the weight of all available evidence, the Company cannot determine that it is more likely than not that the deferred tax assets will be realized.

We will modify our future filings to include the following:

“The Company considers all positive and negative evidence available in determining the potential realization of deferred tax assets, including the scheduled reversal of temporary differences, recent cumulative losses, recent and future taxable income and prudent and feasible tax planning strategies. In making this determination, the Company places greater emphasis on recent cumulative losses and recent taxable income due to the inherent lack of subjectivity associated with these factors.”

Note 13. Commitments and Contingencies

Contingencies, page 57

8.

We note your discussion regarding the matters pending with your European and Brazilian subsidiaries. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for each of these matters, in your next periodic filing, please either disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) or state that such an estimate cannot be made. Please refer to ASC 450-20-50. Please provide the revised disclosures that you intend to include in your next Form 10-Q.

Response to Comment 8.

**CONFIDENTIAL TREATMENT REQUESTED BY TECH DATA CORPORATION**

Identifying code 15894

As referenced by the Staff above and included in Note 13 to the Consolidated Financial Statements included in the Form 10-K, the following matters are discussed:

European subsidiary value-added tax matter

As described in the Company’s response, dated January 14, 2008, to a SEC comment letter (the “2008 Comment Letter Response”) (see Comment 3 of the 2008 Comment Letter Response), prior to fiscal 2004, the Company’s [REDACTED] subsidiary was audited in relation to various value-added tax (“VAT”) matters. [REDACTED] Under Accounting Standards Codification 450 – Contingencies (“ASC 450”) paragraph 450-20-25-2, the Company has accrued [REDACTED] for the portion of the total potential contingency for which we believe a loss is probable and reasonably estimable. We believe that we have valid defenses against the[REDACTED] [INSERT remainder of the ] potential contingency, and consider the probability of loss remote; therefore, no disclosure under ASC 450-20-50 is required. The determination that the probability of loss is remote is based upon the opinion of local counsel and value-added tax advisors.

As of the date of filing of the Form 10-K, there had been no material change to the status of either the administrative and legal proceedings [REDACTED]. There continues to be no material change in the legal status of the matter or the Company’s position to date and therefore our accounting position and disclosures discussed above remain the same as discussed in the 2008 Comment Letter Response. We continue to accrue an amount for estimated interest, which is included in the accrual we have recorded with respect to the portion of the contingency as to which we believe a loss to be probable.

Brazil CIDE tax matter and non-income tax related matters

The guidance included in ASC 450 Contingences, was utilized for the appropriate accounting and disclosure of the matters discussed below.

In December 2010, in a non-unanimous decision, a Brazilian appellate court overturned a 2003 trial court which had previously ruled in favor of the Company’s Brazilian subsidiary related to the imposition of certain taxes on payments abroad related to the licensing of commercial software products, commonly referred to as “CIDE tax”. The Company believes that the chances of success on appeal are favorable based on the opinion of local counsel. As required by ASC 40-20-5-3, the Company has disclosed the estimated total exposure of CIDE tax, including interest, which may be considered due, to be approximately $32.0 million as of January 31, 2012.

In addition to the CIDE tax matter, the Company’s Brazilian subsidiary has been undergoing several examinations of non-income related taxes [REDACTED]. As of January 31, 2012 and through the date of the filing of the Form 10-K, no assessment had been received from the local tax authorities related to taxes [REDACTED].

[REDACTED]

Under ASC 450-20-55-14, as it relates to unasserted claims and assessments, an entity must determine the degree of probability that a suit may be filed or a claim or assessment may be asserted and the possibility of an unfavorable outcome. If an unfavorable outcome is probable and the amount of loss can be reasonably estimated, accrual of a loss is required.

Given the continued lack of communication by the local tax authorities regarding the current examination, as well as our prior experience with the local tax authorities [REDACTED] the Company has concluded that an assessment is not probable as of January 31, 2012.

ASC 450-20-50-6 states that “disclosure is not required of a loss contingency involving an unasserted claim or assessment if there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered both probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable”. ASC 450-20-50-3 further states that the disclosure of a contingency shall be made if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and the requirements for the accrual of a loss contingency have not been met. [REDACTED]

With respect to our “ability to make a reasonable estimate of the amount of loss”, the Company considered the early stages of the examination, the lack of communication with the local tax authorities and our prior experience with the authorities. In particular, the Company considered that, as of January 31, 2012 and through the filing of the Company’s Form 10-K, no assessment was made and the Company had received no indication that an assessment would be made or the amount of such assessment. Based on these considerations, the Company determined that it was unable to reasonably estimate the amount of loss that may be incurred.

Nevertheless, given the lack of visibility involving this matter, the Company concluded that it was prudent to disclose the risk involved in the matter within our Consolidated Financial Statements, and the fact that we are unable to determine the likelihood that an assessment will be made and, if made, the amount of any such assessment.

The Company respectfully submits that the disclosures in the Form 10-K for the above matters were in accordance with the requirements of ASC 450. The Company will continue to monitor and evaluate the status of the above matters and will include the disclosures required by ASC 450 as appropriate in future filings.

Item 11. Executive Compensation, page 62 (Incorporated by Reference from Definitive Proxy Statement Filed April 20, 2012)

Compensation

Compensation Discussion and Analysis, page 22

9.	In the second paragraph on page 29 you state that performance targets and measurement of achievement are calculated using non-GAAP measures. In your response, please identify any non-GAAP metrics used in determining compensation and tell us how these metrics were calculated from your audited financial statements. See Instructions 1 and 5 to Item 402(b) of Regulation S-K. In addition, please confirm that you will provide conforming disclosure in future filings.

Response to Comment 9.

As referenced above and on page 29 of the Company’s Definitive Proxy Statement filed April 20, 2012 (the “Proxy”), “performance targets and measurement of achievement are calculated using non-GAAP measures with carefully discussed exclusions for unusual or one time occurrences, such as share repurchases (which were excluded again this year as with prior years) and dispositions or restructuring charges that are not indicative of ongoing results”.

For the Company’s fiscal year ended January 31, 2012, the primary non-GAAP metric used in the determination of compensation for our named executive officers was return on invested capital (“ROIC”). ROIC is calculated as follows:

(Adjusted Operating Income/Net Sales * (1 – Estimated Effective Tax Rate for Year)) divided by (Net Cash Days / 360)

The main adjustments we made to GAAP measures in our audited financial statements were with respect to Adjusted Operating Income. Under our incentive plan, we started with operating income on a GAAP basis and made adjustments for (a) the add-back of stock compensation expense (which is considered a non-cash expense), and (b) certain unusual or one-time occurrences, including the charges associated with our decision to close our in-country operations in Brazil and Colombia in fiscal 2012.

The Company confirms to the Staff that conforming disclosure will be provided in future filings, as applicable.

Determination of Compensation for Fiscal 2012, page 31

10.	You state that the performance targets were achieved in a range of 85% to 109.5% and therefore resulted in payouts of between 79% and 170%. Although you are not required to disclose specific performance target levels, you should include a more detailed discussion of your performance against each such target and the resulting impact on each named executive officer’s compensation. See Items 402(a)(2) and 402(b) of Regulation S-K. Please address this in future filings.

Response to Comment 10.

The Company confirms to the Staff that in future filings the Company will include a more detailed discussion of performance against each target and the resulting impact on each named executive officer’s compensation.

Tech Data acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings with the SEC;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions with respect to this matter, please do not hesitate to contact me at (727) 538-7825 or Joseph B. Trepani, Senior Vice President and Corporate Controller, at (727) 538-7060.

Sincerely,

/s/ Jeffery P. Howells

Jeffery P. Howells
Executive Vice President and Chief Financial Officer